Exhibit 99.3
[WILLIAM BLAIR MEZZANINE CAPITAL FUND III LETTERHEAD]
November 23, 2009
ISI Security Group, Inc.
12903 Delivery Drive
San Antonio, Texas 78247
Gentlemen:
William Blair Mezzanine Capital Fund III, L.P., a Delaware limited partnership (the “Purchaser”), is pleased to provide to ISI Security Group, Inc., a Delaware corporation (the “Company”) the Purchaser’s commitment to enter into an amendment (the “Amendment”) to that certain Note and Warrant Purchase Agreement dated as of October 22, 2004 between the Company and the Purchaser (as amended, the “Purchase Agreement”) on terms and conditions set out below. Capitalized terms used herein without definition shall have the meanings given to them in the Purchase Agreement.
The terms of the Amendment are as follows:
A.
Prepayment in Full of Note A. On the Closing Date (defined below), Argyle Security, Inc. (“Parent”) shall make a capital contribution to the Company in an amount equal to $8 million from proceeds of the Bridge Notes (as defined below) and the Company shall use $5.0 million of such funds and the New Note (as defined below), plus other funds, to prepay in full the principal amount of, and accrued and unpaid Current Interest on, that certain Amended and Restated Senior Subordinated Promissory Note A dated January 8, 2009 made by the Company payable to the order of the Purchaser. The Holder shall waive the requirement of any prior notice from the Company in connection with such prepayment and shall waive any prepayment premium or fee payable in connection with such prepayment, including without limitation, the prepayment premium set out in Section 2(c) of Note A. At the closing, all Deferred Interest on Note A shall be converted into a new note (the “New Note”). The New Note shall bear interest, computed on the basis of actual days elapsed in a 360-day year, at the rate of 20% per annum and such interest shall accrue and be added to the principal balance of the New Note. The New Note shall convert in the manner and on the terms set forth in clause (C) below.

B.
Modification to Interest Rate on Note. The interest rate on the Note shall be reduced, effective as of the Closing Date, from 11.58% to 10.00%. Additionally, the requirement that the interest rate under the Note increase on October 1, 2010 from 11.58% to 15.58% shall be eliminated.

C.
Conversion of New Note Into Parent Common Shares. The New Note shall convert automatically into shares of Parent’s common stock as of the closing of a Qualified Equity Offering (as defined below) at an exchange rate per dollar of interest exchanged equal to the price per share established for the Qualified Equity Offering; provided that, if the Qualified Equity Offering does not occur by June 30, 2010, the New Note shall automatically convert into shares of Parent’s common stock as of June 30, 2010 at an exchange rate equal to the price per share equal to the volume weighted average sales price per share of the Parent’s common stock from trades quoted on the OTC Bulletin Board for the ten (10) trading days immediately prior to the Closing Date. For purposes hereof, “Qualified Equity Offering” means a rights offering of shares of Parent’s common stock following the Closing Date or any other private or public placement of shares of the Parent’s capital stock for cash.

D.	Re-Set of Certain Financial Covenants. The financial covenants under Sections 4.7(b) and (c) of the Purchase Agreement shall be re-set as follows commencing with the quarter ending December 31, 2009:
i.	Senior Debt to EBITDA.
(a)	2.20 to 1.00 for fiscal quarter ending December 31, 2009,
(b)	2.20 to 1.00 for fiscal quarter ending March 31, 2010,

(c)	2.97 to 1.00 for fiscal quarter ending June 30, 2010,and

(d)	2.20 to 1.00 for each fiscal quarter ending thereafter.
ii.	Total Debt to EBITDA.
(a)	4.68 to 1.00 for fiscal quarter ending December 31, 2009,

(b)	5.78 to 1.00 for fiscal quarter ending March 31, 2010,

(c)	8.25 to 1.00 for fiscal quarter ending June 30, 2010, and

(d)	3.85 to 1.00 for each fiscal quarter thereafter.
iii.	Fixed Charge Coverage.
(a)	0.90 to 1.00 for fiscal quarter ending December 31, 2009,

(a)	0.90 to 1.00 for fiscal quarter ending March 31, 2010, and

(b)	1.00 to 1.00 for each fiscal quarter thereafter.
For fiscal quarters commencing with the fiscal quarter ending December 31, 2009 through the fiscal quarter ending June 30, 2010, the Fixed Charge Coverage Ratio shall be based on cumulative reporting beginning October 1, 2009 for such periods, and for the fiscal quarters ending September 30, 2010 and thereafter, the Fixed Charge Coverage Ratio shall be measured on a trailing twelve (12) month basis.
E.	Consent to Amendment to Senior Debt. The Purchaser agrees to consent to the Company entering into an amendment to the Loan and Security Agreement pursuant to clause (c)(i) below.

F.
Board Observation Rights. At the closing, Parent and the Company will enter into an agreement, in form and substance satisfactory to the Purchaser, granting the Purchaser the right, so long as any obligations under the Purchase Agreement, the Note or the New Note are outstanding, to have one (1) observer present at all meetings of the Board of Directors of each of Parent and the Company. The foregoing board observer right shall become effective as of the conversion date of the New Note.

G.
Consent to Note Modification Agreements to PDI Seller Notes. The Purchaser agrees to consent to the modifications to the PDI Seller Notes (as defined below) on terms consistent with the terms set forth in the commitment letter dated the date hereof between ISI Detention (as defined below) and the holders of the PDI Seller Notes.

H.
Legal Fees. At the closing, the Company will pay (i) all currently outstanding legal fees and expenses of the Purchaser’s outside counsel related to prior matters involving Parent, the Company and the MML Entities (as defined below) and their affiliates, and (ii) the reasonable fees and expenses of the Purchaser’s outside counsel in connection with the preparation, negotiation and closing of the Amendment and the transactions contemplated by this commitment letter, in each case whether or not the Amendment closes.

All other terms and provisions of the Purchase Agreement and the other Transaction Documents will remain unchanged and in full force and effect.
The Purchaser’s commitment to enter into the Amendment is subject to the following conditions precedent: (a) satisfaction of each of the terms and conditions set forth herein; (b) the negotiation, execution and delivery of definitive documentation for the Amendment consistent with the terms of this commitment letter; and (c) the negotiation, execution and delivery of definitive documentation for (i) an amendment to that certain Loan and Security Agreement dated October 3, 2008 between the Company and The PrivateBank and Trust Company (the “PrivateBank”) consistent with the terms set forth in the commitment letter dated the date hereof between ISI and PrivateBank, (ii) a note modification agreement to each of those certain Guaranteed Convertible Promissory Notes dated January 1, 2008 by ISI Detention Contracting Group, Inc., a California corporation (“ISI Detention”), payable to the order of Peterson Detention, Inc., a California corporation (“PDI”), each in the original principal amount of $1.5 million (collectively and as amended or modified, the “PDI Seller Notes”), consistent with the terms set forth in the commitment letter dated the date hereof between ISI Detention and the holders of the PDI Seller Notes, and (iii) an aggregate of $10.45 million in convertible debt, subordinate in all respects to the obligations of Parent and the Company under the Purchase Agreement, the Note and the New Note, to be issued to one or more affiliates of MML Capital Partners, LLC by Parent in the form of (y) $8.0 million principal amount of convertible subordinated bridge notes (the “Bridge Notes’), and (z) $2.45 million principal amount of convertible subordinated note consistent with the terms set forth in the commitment letter dated the date hereof among Mezzanine Management Fund IV A, LP (“Fund A”), Mezzanine Management Fund IV A Coinvest, LP (“Coinvest Fund A”, and together with Fund A, the “MML Entities”), and Parent. The definitive documentation with respect to each of the transactions referred to in clause (c) above shall be in form and substance satisfactory to the Purchaser, and without prior written consent of the Purchaser, contain any substantive provisions not set forth in the commitment letters referred to in clause (c) above.
The Purchaser hereby waives the Events of Default that occurred and exist as a result of Company’s non-compliance with the financial covenant set out in Section 4.7(c)(ii) of the Purchase Agreement for the period ended September 30, 2009, (ii) Section 7.1(f) of the Purchase Agreement, and (iii) the Company’s non-compliance with Section 4.5(g) of the Purchase Agreement arising from the Company’s cancellation of accounts receivable identified as “Ludvik” in the amount of $423,981.45; provided that, the foregoing waivers will be null and void if the Company and the Purchaser have not executed and delivered the Amendment on or before December 15, 2009 on terms consistent with this commitment letter and in form and substance satisfactory to the Purchaser. The Purchaser hereby agrees that it shall not avail itself any of the remedies set forth in Section 7.2 of the Purchase Agreement, including but not limited to its right to accelerate the payment obligations of the Company. Such waivers shall not prejudice or constitute a waiver of any right or remedies which the Purchaser may have or be entitled to with respect to any other breach of any other provision of the Purchase Agreement. The waivers granted herein shall not be construed as a waiver of any other presently existing or future violation of a covenant or an Event of Default.

This commitment letter forms the entire agreement that has been entered into between us with respect to the Amendment and sets forth the entire understanding of the parties with respect thereto. This commitment letter may be modified or amended only by the written agreement of all of us. This commitment letter is not assignable by the Borrower without our prior written consent and is intended to be solely for the benefit of the parties hereto.
This commitment letter may be executed in counterparts which, taken together, shall constitute an original. Delivery of an executed counterpart of this commitment letter by .pdf or facsimile shall be effective as delivery of a manually executed counterpart thereof. This commitment letter shall be governed by, and construed in accordance with, the laws of the State of Illinois.
This commitment letter will expire at 5:00 p.m. (central time) on November 23, 2009, unless accepted in writing by the Company on or before such time and will expire at 5:00 p.m. (central time) on December 15, 2009 unless definitive documentation for the Amendment is executed and delivered and all conditions for closing have been satisfied or waived (such date, the “Closing Date”) on or prior to such date.
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We appreciate the opportunity to present you with this commitment and look forward to working with you.
Very truly yours,
WILLIAM BLAIR MEZZANINE CAPITAL FUND III, L.P.

By:	William Blair Mezzanine Capital Partners III, L.L.C., its General Partner

By:	/s/ David M. Jones
David M. Jones
Managing Director
ACKNOWLEDGED AND AGREED:
ISI SECURITY GROUP, INC.

By:	/s/ Donald F. Neville Name: Donald F. Neville Title: Chief Financial Officer